1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
Austin	Milan
Beijing	Munich
Boston	New York
Brussels	Orange County
Century City	Paris
Chicago	Riyadh
Dubai	San Diego
Düsseldorf	San Francisco
Frankfurt	Seoul
Hamburg	Silicon Valley
Hong Kong	Singapore
Houston	Tel Aviv
London	Tokyo
Los Angeles	Washington, D.C.
Madrid

September 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lauren Nguyen
Juan Grana
Michael Fay
Tayyaba Shafique

Re:	Caris Life Sciences, Inc. Draft Registration Statement on Form S-1 Submitted June 10, 2024 CIK No. 0002019410

Ladies and Gentlemen:

On behalf of our client, Caris Life Sciences, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated July 5, 2024 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1, as submitted to the Staff on June 10, 2024 (the “Draft Registration Statement”).

Concurrently with this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

September 12, 2024

Draft Registration Statement on Form S-1

Letter from Chairman, Founder, and CEO, page iii

1.	Please revise or explain the connection between AdvancePCS’s sale in 2004 and this offering, and include balancing disclosure that prior performance is not indicative of your future results.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company believes the discussion of Mr. Halbert’s experience as Chairman and Chief Executive Officer of AdvancePCS, which culminated in its sale in 2004, provides investors with further insight into Mr. Halbert’s background and specific experience, attributes, and skills. In particular, the Company believes Mr. Halbert’s prior experience building and scaling AdvancePCS and steering its operations and growth as a public company and subsequent sale to CareMark evidences Mr. Halbert’s professional skill and demonstrates the entrepreneurial acumen and significant leadership expertise, as well as experience building and scaling profitable enterprises, that Mr. Halbert brings to the Company and its management team. In response to the Staff’s comment, the Company has revised the disclosure on page iii to remove references to the prior financial performance of AdvancePCS and of the performance of investments made in the company prior to its sale.

Prospectus Summary, page 1

2.	We note that you make various statements throughout the registration statement regarding your leadership in your field and the efficacy of your products including, but not limited to, the following:

•	Page iii: “We were both the first comprehensive molecular profiling service and the first to offer whole exome and whole transcriptome sequencing for every patient for both tissue- and blood-based profiling.”

•	Page iii: “[W]e were first to offer an AI-based drug response predictor for metastatic colorectal cancer patients as well as the first to offer biomarker-driven clinical trials matching and right-in-time clinical trial service.”

•	Page 1: “We are a leading, patient-centric, next-generation AI TechBio company and precision medicine pioneer.”

•	Page 1: “We have spent the last 16 years developing and building our portfolio of comprehensive, proprietary molecular profiling solutions and generating one of the largest and most comprehensive multi-modal clinico-genomic datasets in oncology.”

•	Page 2: “We sequence at sector-leading depth of coverage, which directly correlates with increased accuracy and detection of low frequency molecular markers of relevance.”

•	Page 2: “As the leader in the transition to WES/WTS sequencing, we believe we have more molecular data and information than any other company and are well-positioned to make precision medicine widely accessible.”

•	Page 2: “The Caris Precision Oncology Alliance (“Caris POA”), which we established in 2015, is now one of the leading research and data organizations in precision medicine in the United States and is comprised of over 90 members, including over 40 leading National Cancer Institute (“NCI”)-designated comprehensive cancer centers.”

Please revise your disclosure throughout the prospectus to provide the basis for any statements, including those above, related to leadership in your field and the efficacy of your products. Please also ensure you disclose any relevant metrics on which these statements are based and any material assumptions.

September 12, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1, including on pages iii, 1, 2, 9, 101, 121, 122, 136, 152, and 154, to provide the basis for, or otherwise revise, such statements. The Company respectfully advises the Staff that the Company believes its standing as a leading, patient-centric, next-generation AI TechBio company and precision medicine pioneer is substantiated through the following datapoints, among others, which are disclosed in Amendment No. 1:

•	the Company launched its whole transcriptome sequencing (“WTS”) solution in 2019 and whole exome sequencing (“WES”) solution in 2020 and has performed over 350,000 WES and WTS cases, which the Company believes is more than any other company;

•	the Company has run more than 6.3 million tests that have generated measurements of over 35 billion molecular markers from over 13 quadrillion datapoints as of June 30, 2024;

•	the Company’s platform generates over 111 million reads per clinical case and has the capacity for over one trillion reads daily;

•	through MI Profile, the Company performed WES/WTS on approximately 128,000 clinical cases in 2023;

•	through the first three months of its broad commercial launch, Caris Assure for therapy selection has been ordered by over 1,500 physicians from over 400 institutions;

•	the Company has over 70 biopharma partners as of June 30, 2024 and has executed agreements with or recently engaged in commercial discussions with all of the top 30 biopharma companies measured by market capitalization; and

•	since its establishment in 2015, the Caris Precision Oncology Alliance, whose members work together to establish and optimize standards of care for molecular testing through innovative research to improve clinical outcomes for patients, has grown to 95 members and authored more than 300 manuscripts in peer-reviewed medical and scientific journals, and more than 600 abstracts, posters, and presentations, in each case of June 30, 2024.

3.	We note the disclosure that your current commercial product portfolio is focused on oncology and consists of MI Profile, your tissue-based molecular profiling solution, and Caris Assure, your blood-based molecular profiling solution for therapy selection. Please revise to clarify that the majority of your current revenues is generated from your tissue-based molecular profiling solution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 101, and 121.

4.	Please revise to explain and substantiate how your Caris platform drives “superior” clinical outcomes for patients and benefits from a virtuous cycle that enables continued innovation and impact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3, 4, 103, 122, 133, and 135.

September 12, 2024

5.	Please balance your summary disclosures by including a discussion of your substantial indebtedness and current sources of liquidity. Please also expand your discussion of your net losses for the years ended December 31, 2023 and 2022 to briefly discuss your costs and operating expenses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 10, 103, 122, and 123.

The Caris Platform, page 3

6.	Please revise to provide additional context for your business description by clarifying that you have not yet obtained FDA marketing authorization for any of your solutions, including MI Cancer Seek and Caris Assure. We note your disclosure on page 54.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 142, 145, 147, and 163.

Risk Factors

Our billing, collections, and claims processing activities are complex and time-consuming, and any delay in transmitting ..., page 27

7.	We note your disclosure that you “are currently in litigation that [you] initiated with United Healthcare, regarding United Healthcare’s ability to recoup payments made for MI Profile, relating to the use of allegedly incorrect billing codes.” To provide additional context for the risk factor disclosure, please revise to disclose the amounts of the payments that United Healthcare is seeking to recoup.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 29.

If our facilities or those of our third-party collaborators are insufficient or become inoperable, our ability to provide our solutions ..., page 30

8.	We note your disclosure that “[i]n 2020, [you] began the process of constructing a new laboratory facility in Irving, Texas to increase product development and operational capacity.” Please revise to discuss the timeline for completion of the facility and obtaining, if applicable, CLIA accreditation. We also note your disclosure on page 58 that “[b]oth of the Phoenix laboratory facilities hold independent CLIA Certificates of Accreditation” while your “laboratory facility in Irving, Texas holds a CLIA Certificate of Registration.” Please revise to explain the difference between CLIA accreditation and registration.

September 12, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that at this juncture, the Company does not have a definitive timeline for completion of the construction of its new laboratory facility in Irving, Texas, re-applying for CLIA registration, which has expired since the submission of the Draft Registration Statement, or for eventually obtaining CLIA accreditation, which the Company would only receive after an accreditation organization has conducted a survey and determined that the laboratory is in compliance with CLIA regulations. As such, the Company further advises the Staff that the Company is presently not in the position to update its disclosure to include specific timelines in relation to such events. The Company anticipates, however, that certain of the proceeds from the initial public offering may be used towards funding the construction of the Irving facility and will specify such contemplated use of proceeds in a pre-effective amendment to the registration statement to the extent applicable. Further, in response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 165 to explain the difference between CLIA accreditation and registration.

Our amended and restated certificate of formation will provide that the Business Court in the First Business Court Division ..., page 85

9.	We note your disclosure that the forum selection provision in your amended and restated certificate of formation may have the effect of discouraging lawsuits against you and your directors, officers or other employees. Please revise this risk factor to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87 and 210.

Use of Proceeds, page 93

10.	We note the disclosure that you “have no specific plan for the net proceeds from this offering, or any significant portion thereof. However, we intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures.” You also disclose on page 110 that you believe your existing cash and cash equivalents and anticipated cash flows from operations, “together with the net proceeds from this offering,” will provide sufficient capital and liquidity to fund your operating expenses and capital expenditure requirements for at least the next 12 months after the completion of this offering. As applicable, please provide further detail regarding the use of the proceeds towards your indebtedness. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not currently intend to use any of the net proceeds from the initial public offering to discharge indebtedness. In accordance with Item 504 of Regulation S-K, the Company will include further detail regarding the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose, to the extent any such uses are identified, in a pre-effective amendment to the registration statement.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Overview, page 100

11.	We note your disclosure that you “remain the only genomic profiling company to consistently utilize WES and WTS as standard practice on every eligible patient sample.” Please revise, either here or elsewhere in the registration statement, to explain how you determine the eligibility of patient samples. Please also discuss how the patient samples are sourced.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 121.

September 12, 2024

Our Business Model, page 101

12.	We note your disclosure that you “have robust Medicare and broad commercial reimbursement for MI Profile, with over 255 million covered lives in the United States”. Please revise to explain what you mean by “broad commercial reimbursement”.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 103, 135, 138, and 145 to remove the “robust” and “broad” modifiers associated with the reimbursement coverage the Company has secured for its solutions. The Company respectfully advises the Staff that the Company believes “commercial reimbursement” is generally understood to refer to non-government payers, such as managed care organizations and private health insurers, which the Company believes may also be reasonably inferred from the usage of the term alongside “Medicare.”

13.	We note your disclosure that you “also generate revenue utilizing [y]our Caris Platform to provide R&D services for biopharma partners, who [you] partner with to help improve the efficiency and success of their therapeutic development and clinical programs.” Please revise to discuss the specific services offered to your biopharma partners. Please also disclose the terms of any material contracts with your biopharma partners, including your research partnerships with Moderna, AbbVie, Xencor, and Merck KGaA, and file any such contracts as exhibits to this registration statement or provide your analysis as to why such contracts are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 103 to discuss specific services that the Company offers to its biopharma partners.

The Company respectfully submits, however, that it does not believe that it is required to file any of its existing contracts with its biopharma partners under Item 601(b)(10) of Regulation S-K because the contracts were made in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on any one of the contracts.

The Contracts Were Made in the Ordinary Course of Business

Item 601(b)(10)(ii) of Regulation S-K states that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more” of the specified categories contained in (A) through (D) of Item 601(b)(10)(ii), “in which case it shall be filed except where immaterial in amount or significance[.]” As described in Amendment No. 1, the Company operates a precision medicine business that serves the clinical, academic, and biopharma markets. A core component of the Company’s strategy includes leveraging the clinico-genomic data generated by its profiling solutions and artificial intelligence/machine learning technologies to partner with biopharma companies to help identify drug targets and bring innovative therapies to market. The Company routinely enters into partnerships with biopharma companies to further this key strategy, and the Company has referenced Moderna, AbbVie, Xencor, and Merck KGaA in order to provide investors with specific examples that the Company believes demonstrate its ability to execute on this aspect of its strategy. Since each of the Company’s contracts with its biopharma partners, including those that are not specifically listed in Amendment No. 1, is such as ordinarily accompanies the kind of business that the Company conducts, the Company respectfully submits that pursuant to Item 601(b)(10)(ii) of Regulation S-K, each such contract should be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories specified by the Item.

September 12, 2024

The Company’s Business is Not Substantially Dependent on Any One Contract

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K identifies one of the specified categories of ordinary course contracts required to be filed as “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent[.]” The Company respectfully advises the Staff that the Company’s business is not substantially dependent on any one contract with a biopharma partner. Each of the Company’s biopharma partnerships accounted for less than 2% of the Company’s total revenue for the year ended December 31, 2023. Accordingly, none of the contracts represent a “major part” of the products or services offered by the Company concern patents, formulas, trade secrets, processes, or trade names upon which the Company’s business depends “to a material extent.” Moreover, certain of the biopharma partnerships consist of multiple statements-of-work (“SOWs”) that relate to specific projects relating to the overall partnership, and none of the SOWs the Company has entered into in the ordinary course of business have accounted for a material portion of the Company’s revenue. While the Company believes that if it were to lose a current biopharma partner, it could readily negotiate a new contract with one of many other existing biopharma companies on commercially reasonable terms and in a commercially reasonable timeframe, the Company does not expect that the loss of a relationship and an inability to replace such relationship in a commercially reasonable manner would have a material impact on the Company’s overall business, financial condition, or results of operations, given the historical percentage of the Company’s total revenue attributable to each of its biopharma partnerships. For the foregoing reasons, the Company does not believe it is substantially dependent on any of its contracts with biopharma partners.

Filing of any Contract or Disclosure of its Material Terms is Not Required

As the Company does not believe it is substantially dependent on any of its contracts with biopharma partners and none of the contracts fall under any of the other categories of “material contract” specified under Item 601(b)(10)(ii), the Company respectfully submits that it is not required under the provisions of Regulation S-K to file such contracts as exhibits to the registration statement. The Company further submits that, for the same reasons, the Company does not consider any individual contract to be material to its business such that a description of the material terms of such contracts would be material to an investor’s understanding of the business. The Company advises the Staff that it will continue to evaluate in future periods the facts and circumstances of each of its contracts with biopharma partners and, in the event the Company determines it is or has become substantially dependent on any such contract, or determines that any such contract is or has otherwise become material to its business, will file such contract as an exhibit and/or describe the material terms of such contract in subsequent filings as required by applicable Securities and Exchange Commission rules.

Cost of Services, page 107

14.	We note as part of your discussions of costs and operating expenses you sometimes quantify the components of an increase or decrease without providing further quantification or insight. For example, as part of your discussion of the cost of molecular profiling services you set forth, in part, the MI Profile tissue laboratory contributed a $15.6 million increase in materials, $10.4 million increase in laboratory labor costs, $5.4 million related to equipment leases and maintenance, and $1.8 million in other costs, including costs related to freight and third-party laboratory software. Please revise your discussion to provide additional quantitative and qualitative information related to the significant costs and expenses you identify, including quantifying the related underlying amount and providing any related discussion and analysis to enhance an investor’s understanding of your results of operations, consistent Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110.

September 12, 2024

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Molecular Profiling Services Revenue, page 107

15.	We note your 16.9% increase in revenue was primarily due to the increase in clinical cases associated with MI Profile and Caris Assure for therapy selection from 97,039 and 223 cases to 128,168 and 663 cases, a total increase of 31,569 cases or 32.5%. Please revise your disclosure to provide additional information to better allow investors to view the registrant from management’s perspective, as set forth in Item 303(a) of Regulation SK. Please:

•	revise your discussion to describe the underlying reasons for the increase in clinical cases associated with MI Profile and provide any other information that would be material to an understanding of the increase in cases and revenue;

•	discuss in further detail why revenue increased 16.9% when cases increased 32.5%, and any known trends related to the decline in average selling price and change in payer mix. Quantify the impact from the decline in selling prices; and

•	Discuss the reasons why international revenue declined, as set forth on page F-40.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 110. The Company respectfully advises the Staff that the Company does not believe that discussion of the decline in the Company’s international revenue in this section would enhance an investor’s understanding of the Company’s financial condition or results of operations. Instead, the Company believes that such discussion would remove focus from what management views as the material drivers to changes in the Company’s results of operations. As disclosed on page 120, substantially all of the Company’s revenue is generated in the United States. For the years ended December 31, 2022 and 2023, approximately 94.6% and 95.8% of the Company’s total revenue was generated in the United States, respectively. Notwithstanding the 9.0% decline in international revenue from 2022 to 2023, which accounted for only approximately 5.4% and 4.2% of the Company’s total revenue during the years ended December 31, 2022 and 2023, respectively, the Company’s total revenue grew by 18.4% over such period, driven by revenue generated in the United States from the Company’s provision of molecular profiling services and pharma research and development services. The Company believes that substantially all of its revenue will continue to be generated in the United States for the foreseeable future such that fluctuations in the relatively small amount of international revenue that it generates would not materially impact the Company’s financial condition or results of operations. The Company respectfully advises the Staff that as the Company’s presence grows within and outside of the United States, the Company will continue to monitor the percentage of its total revenue attributable to its international operations, and if such information becomes meaningful and material to an investor’s understanding of the Company’s overall business and its financial condition and results of operations, the Company will provide additional disclosure in management’s discussion and analysis.

Business

Overview, page 118

16.	Please revise to clearly disclose the current stage of development and/or commercialization of each of your products and product candidates. In particular, please disclose which products are currently being sold, when they commenced sales, and in which markets the products are being sold. Consider providing this information in narrative and tabular format for ease of reference. We also note your disclosure that MI Profile is your “market-leading tissue-based molecular profiling solution” and that Caris Assure is your “novel, universal blood-based molecular profiling solution”. Please revise to explain by what metric MI Profile is “market-leading”. Please also discuss the timetable for Caris Assure’s application to MCED, MRD tracking, and treatment monitoring.

September 12, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 142, 145, and 163.

17.	Please revise your disclosure regarding your estimated total addressable U.S. market to discuss the assumptions underlying each of the elements comprising the $150 Billion TAM. As an example only, we note your disclosure on page 128 that you “expect biopharma companies to keep increasing the allocation of their total research and development (“R&D”) investment, which totaled $262 billion in 2023” and that you “estimate the total addressable U.S. market for this opportunity is approximately $10 billion.” Please explain the basis for your total addressable market opportunity estimate. As applicable, please also revise the disclosure on page 5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages  130, 131, and 132.

Caris Assure - Our Universal Blood-Based Profiling Solution, page 134

18.	Please revise to further explain how many of your competitors’ offerings are “siloed” and “require continued investment for the development of new products and generate disparate datasets across the patient journey for patients, oncologists, and researchers.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 139.

Our Solutions, page 134

19.	Please revise to more clearly explain the use of Caris Assure vis-a-vis MI Profile for molecular profiling. We note your disclosure that MI Profile is a tissue-based molecular profiling solution including WES/WTS NGS assay and IHC protein expression testing, and that Caris Assure is a universal blood-based solution providing WES and WTS for every eligible patient sample. In particular, please explain if there is any overlap between Caris Assure and MI Profile regarding commercial use, and further discuss the advantages or disadvantages to blood-based versus tissue-based molecular profiling. For example, we note your disclosure on page 134 that “Caris Assure has many more opportunities for testing relative to tissue profiling.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 139, and 140.

20.	Please revise your disclosures on pages 136-138 to further discuss the studies cited. In particular, please disclose the date of the studies and the parties conducting the studies, including whether the parties are affiliates or partners of Caris.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141.

21.	We note your disclosure on page 142 that you “use IHC testing to complement [y]our WES/WTS profiling both to inform decisions regarding therapy selection as well as to act as confirmatory testing in circumstances where [y]our GPSai algorithm indicates a different diagnosis than that indicated in the patient record prior to [y]our profiling.” Please revise to further discuss how IHC testing is employed.

September 12, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 148.

22.	We note your disclosure on page 142 that you “clinically validated FOLFIRST using a real-world evidence dataset collected from the Caris POA registry.” We also note your disclosure that “GPSai was trained and validated through retrospective profiling data from over 250,000 clinical cases using the outside pathologist diagnosis as the baseline.” Please revise to explain the significance of a clinical validation, and also disclose the regulatory body or entity that provided the validations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 147, 163, and 165.

23.	We note your tabular disclosure on page 144 regarding the performance of MI Tumor Seek Hybrid. Please revise to discuss the relevance of the PPA, NPA and OPA percentages in the table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 148 and 149.

Data for Biopharma, page 148

24.	We note your disclosure that you “license deidentified data that [you] have generated from [y]our clinical profiling business to biopharma companies with the aim of generating insights directly responsible for superior clinical outcomes for patients.” Please revise to briefly explain the process through which you deidentify your patient data.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 153 and 154.

Caris Molecular AI Launches & Signature Pipeline, page 152

25.	Please revise to briefly discuss each of the products listed in the pipeline table. In particular, please disclose which products are currently being sold, when they commenced sales, and in which markets the products are being sold. Please also clarify the stages of development included in the pipeline, such as “development”, “external validation” and “launch.” Finally, please also describe the external validation and disclose if any regulatory approvals have been obtained, sought or are required for the products.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 145, and 157.

Intellectual Property, page 155

26.	Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, jurisdiction, and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.

September 12, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 161 and 162. The Company respectfully advises the Staff that the Company believes that no individual patent or patent application is material to the Company.

Government Regulation, page 157

27.	Please revise this section to clearly state the regulatory approvals that you have applied for, obtained, or will apply for, with regards to each of your products and product candidates, including but not limited to Caris Assure, MI Profile, MI Tumor Seek Hybrid, MI Cancer Seek, FOLFIRST, GPSai and your IHC tests. Please also explain the regulatory approvals required to bring each product to market and provide a timetable of when such regulatory approvals were obtained and/or are expected to be applied for and/or obtained. Consider providing this information in narrative and tabular format for ease of reference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 163.

28.	We note your disclosure on page 157 that you have “submitted a PMA seeking regulatory approval from the FDA for a companion diagnostic and tumor profiling designation for MI Cancer Seek, a WES/WTS NGS panel that [you] anticipate transitioning to using as the WES/WTS NGS component of MI Profile if approved by the FDA.” Please revise to explain why a PMA is required for MI Cancer Seek. Please also explain the difference between MI Cancer Seek and MI Tumor Seek Hybrid, including why you plan to transition from MI Tumor Seek Hybrid to MI Cancer Seek if the latter receives regulatory approval from the FDA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 145, and 164.

Certain Relationships And Related Party Transactions, page 191

29.	We note your disclosure that you have entered into “consulting and expert advisory agreements with George H. Poste and Jonathan Knowles, members of [y]our board of directors, pursuant to which Dr. Poste and Dr. Knowles provide certain consulting services to [you] as independent contractors and serve on [u]our Scientific Advisory Board.” Please disclose the amounts that were paid to Messrs. Poste and Knowles for their consulting services, and file the agreements as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 200. The Company respectfully advises the Staff that in accordance with Item 601(b)(10) of Regulation S-K, the Company intends to file any such agreement with its directors that remains in effect in a pre-effective amendment to the registration statement.

September 12, 2024

Description of Capital Stock, page 197

30.	Please revise to describe the terms of the Series A, B, C and D preferred stock in this section of your prospectus. We note your disclosures on page F-27.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it is not required to describe the terms of its currently outstanding series of preferred stock in the “Description of Capital Stock” section of the prospectus. Item 202(a)(1) of Regulation S-K provides that a registrant must disclose the terms of the capital stock that it is registering. The Company respectfully advises the Staff that the only securities the Company intends to register are shares of the Company’s common stock. The Company further advises the Staff that all series of the Company’s preferred stock currently outstanding will convert into common stock (either in accordance with their terms or pursuant to a written consent of the requisite shareholders) immediately prior to and in connection with the Company’s initial public offering. As such, the Company does not believe that detailing the terms of its existing series of preferred stock would materially enhance an investor’s understanding of the common stock that the Company ultimately intends to register. The Company intends to update its disclosure in a pre-effective amendment to the registration statement to indicate the aggregate number of shares of common stock that the outstanding preferred stock would convert into and at such time, intends to describe any anti-dilution rights that may apply based on the price range set forth in such pre-effective amendment.

Consolidated Financial Statements

Molecular Profiling Services, page F-10

31.	Please revise your disclosure to describe the following:

•	Your significant payment terms, including when payment typically is due, as set forth in ASC 606-10-50-12(b);

•	Any obligations for returns, refunds, and other similar obligations, as set forth in ASC 606-10-50-12(d);

•	Any types of warranties and related obligations, as set forth in ASC 606-10-50-12(e); and

•	Greater detail about the inputs and assumptions, as set forth in ASC 606-10-50-20(a), (b) and (c). Also refer to ASC 606-10-50-1 which sets forth, in part, that an entity shall disclose quantitative and qualitative information about the the significant judgments, and changes in the judgments, made in applying ASC 606.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-10.

Exhibit Index, page II-4

32.	Please file your term loan agreement with OrbiMed Royalty & Credit Opportunities III, LP, OrbiMed Royalty & Credit Opportunities IV, LP, and Braidwell Transaction Holdings LLC as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Exhibit 10.1 in the exhibit index of Amendment No. 1 refers to the term loan agreement. The Company further advises the Staff that the Company intends to file the term loan agreement and the other exhibits that are marked as “to be filed by amendment” in a pre-effective amendment to the registration statement.

September 12, 2024

General

33.	We note the gatefold graphics with photos of laboratories and buildings and the caption, “Caris Life Sciences . . . Where Molecular Science Meets Artificial Intelligence.” Please clarify whether these photographs identify your current operations, employees and equipment, and explain how they are representative of your business. We also note the graphic illustrating case volume growth. Please revise the graphic to substantiate the suggestion implied by the arrow pointing upwards, that your case volume will grow both for clinical cases and biopharma and external research cases in the future. Finally, please revise your “By the Numbers” graphic to further explain the terms included in relation to the numerical values.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the gatefold graphics. In addition, the Company respectfully advises the Staff that the photographs included in the first gatefold graphic are of the Company's solutions, equipment, and personnel in its Phoenix tissue and blood laboratories.

34.	We note the use of various industry terms in the prospectus. Please consider including a glossary or defining the industry terms in the first instance of their use in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 7, 8, 125, 139, 148, 149, and 150 to define various industry terms in the first instance of their use in Amendment No. 1.

35.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff with copies of any such written communications under separate cover.

* * *

September 12, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	(via email)

David D. Halbert, D.Sc. (h.c.), Chairman, Founder, and Chief Executive Officer, Caris Life Sciences, Inc.

Brian J. Brille, Vice Chairman and Executive Vice President, Caris Life Sciences, Inc.

Luke Power, Senior Vice President, Chief Financial Officer, and Chief Accounting Officer, Caris Life Sciences, Inc.

J. Russel Denton, Senior Vice President, General Counsel, and Secretary, Caris Life Sciences, Inc.

Alison Haggerty, Latham & Watkins LLP

Eric Blanchard, Cooley LLP

Divakar Gupta, Cooley LLP

Charles S. Kim, Cooley LLP